One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

September 18, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Healthcare and Insurance

Re: NuCana plc (formerly NuCana BioMed Limited)

Registration Statement on Form F-1

Filed September 18, 2017

File No. 333-220321

Ladies and Gentlemen:

We are submitting this letter on behalf of NuCana plc (formerly NuCana BioMed Limited) (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 12, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare and Insurance, to Hugh Griffith, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing an amended registration statement on Form F-1 (the “Amended Registration Statement”) via EDGAR.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the Registration Statement.

Notes to the Unaudited Consolidated Interim Financial Statements

10. Share Capital and Share Premium, page F-11

Comment 1: We note your adjustment of £42.5 million from share premium to retained earnings as a result of the execution of the solvency statement on June 29, 2017. Tell us

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 18, 2017

how you considered reporting the amounts in question in a separate line item outside of retained earnings, given that the £42.5 million does not represent an accumulation of historical earnings.

Response 1:

In response to the Staff’s comment, and further to the teleconference conversation on September 11, 2017 among Keira Nakada and Kenneth Vaughn of the Staff, Don Munoz of the Company, representatives of Mintz Levin, and representatives of Ernst & Young LLP, the Company has revised its disclosure by presenting the reduction in share premium of £42.5 million in a separate reserve called “Capital reserve”. This capital reserve has been grouped with “Other reserves” on the Company’s consolidated statement of financial position on page F-4 of the Amended Registration Statement. The corresponding note 11 to the Company’s unaudited consolidated interim financial statements, on page F-12 of the Amended Registration Statement, has been added to show the movements of the balances within each category of other reserves. This revision makes it clear that the Company has an accumulated deficit representing historical losses brought forward.

In addition, as requested by the Staff in the teleconference conversation on September 15, 2017 among Kenneth Vaughn of the Staff and representatives of Mintz Levin, please see below additional detail regarding the English law reasons for the reduction in share premium. Under section 755 of the UK Companies Act 2006 (the “CA 2006”), a private limited company is prohibited from offering any of its securities to the public. The Company was originally incorporated as a private limited company. Accordingly, in order to proceed with an offering of its securities on a securities exchange, it was necessary for the Company to first re-register from a private limited company to a public limited company in accordance with the procedure set out in sections 90 to 96 of the CA 2006. One of the conditions to be satisfied in order for a private company to so re-register is that the net asset requirements set out in section 92 of the CA 2006 must be met. Section 92 of the CA 2006 requires, inter alia, that at certain reference dates associated with the re-registration process (including as at the date of re-registration itself), a company’s net assets must not be less than the aggregate of its called-up share capital and undistributable reserves (the “Net Asset Requirement”). As the Company’s net assets were, at the relevant time, less than the aggregate of its called-up share capital and undistributable reserves, in order for the Company to be in a position to meet the Net Asset Requirement, the Company undertook a reduction of its share capital on June 29, 2017 utilizing the solvency statement procedure set out in Chapter 10 of Part 17 of the CA 2006. As a consequence of this reduction of capital, the share premium account of the Company was reduced by £42.5 million, from £42.8 million to £0.3 million and the amount by which the share premium account was so reduced constitutes the capital reserve described in the prior paragraph. Following the reduction of capital, the Company re-registered from a private limited company to a public limited company on August 29, 2017.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 18, 2017

Notes to the Consolidated Financial

Statements 2. Significant Accounting Policies

Intangible Assets, page F-20

Comment 2: We continue to believe you have not adequately demonstrated that the pattern of expected consumption of the economic benefits of the patents in question can be reliably estimated to match the pattern of the reverse sum-of-the-years-digits amortization methodology you have selected. However, based on your assertion that the amortization expense amounts under the reverse sum-of-the-years digits methodology for these patents is not materially different from the amounts under the straight-line amortization method for the periods presented, we do not object to the amounts presented as amortization expense for these periods.

Response 2:

The Company respectfully acknowledges the Staff’s comment.

*        *        *         *        *

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, William C. Hicks, William T. Whelan or Adam Davey of this firm at (617) 542-6000 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:	Securities and Exchange Commission

Keira Nakada

Kenneth Vaughn

Jeffrey Gabor

Mary Beth Breslin

NuCana plc

Hugh S. Griffith

Donald Munoz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks

William T. Whelan

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 18, 2017

Adam Davey

Cooley LLP

Divakar Gupta

Brent B. Siler

Courtney T. Thorne